Exhibit 99.1

June 25, 2018

Lithium Americas Announces Results of 2018 Annual General Meeting

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased announce the results of its annual general meeting of shareholders (the “AGM”) that was held on June 21, 2018.

All of the following business items were approved at the AGM by the requisite majority of shareholder votes cast at the meeting:

  setting the size of the Board of Directors at ten;
  electing each management-nominated director; and
  appointing PricewaterhouseCoopers LLP as Lithium Americas’ auditor.

The ten directors of Lithium Americas elected at the AGM are: Gary M. Cohn, Jonathan Evans, Jean Fraser, Thomas Hodgson, George Ireland, John Kanellitsas, Chaiwat Kovavisarach, Franco Mignacco, Gabriel Rubacha and Wang Xiaoshen. Votes for the directors were cast as follows:

Director	Votes For	Votes Withheld	Percent For	Percent Withheld
Gary M. Cohn	47,030,917	224,015	99.53%	0.47%
Jonathan Evans	47,029,718	225,214	99.52%	0.48%
Jean Fraser	47,033,230	221,701	99.53%	0.47%
Thomas Hodgson	45,834,031	1,420,901	96.99%	3.01%
George Ireland	46,861,542	393,389	99.17%	0.83%
John Kanellitsas	45,114,534	2,140,398	95.47%	4.53%
Chaiwat Kovavisarach	45,650,484	1,604,448	96.60%	3.40%
Franco Mignacco	45,754,974	1,499,958	96.83%	3.17%
Gabriel Rubacha	43,707,264	3,547,668	92.49%	7.51%
Wang Xiaoshen	45,514,968	1,739,964	96.32%	3.68%

Following the AGM, Lithium Americas’ Board of Directors appointed George Ireland, a director of Lithium Americas since November, 2015, as Chairman of the Board.

About Lithium Americas:

Lithium Americas, together with SQM, is developing the Cauchari-Olaroz lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar. In addition, Lithium Americas owns 100% of the Thacker Pass project (formerly Stage 1 of Lithium Nevada project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Lithium Americas Corp.
Investor Relations
Suite 1150 – 355 Burrard Street
Vancouver, BC, V6C 2G8
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com